Exhibit 99.1

Aeterna Zentaris to Present at the H.C. Wainwright 23rd Annual Global Investment Conference

CHARLESTON, S.C., September 8, 2021 — Aeterna Zentaris Inc. (NASDAQ: AEZS) (TSX: AEZS) (the “Company”), a specialty biopharmaceutical company developing and commercializing a diversified portfolio of pharmaceutical and diagnostic products, today announced that Dr. Klaus Paulini, Chief Executive Officer of Aeterna, will present at the virtual H.C. Wainwright 23rd Annual Global Investment Conference taking place September 13-15, 2021.

In addition to the presentation, management will be available to participate in virtual one-on-one meetings with qualified members of the investor community who are registered to attend the conference. For more information about the conference, please visit the conference website.

A video webcast of the presentation will be available for viewing on-demand beginning Monday, September 13, 2021, at 7:00 AM ET for those registered for the event and will be accessible on the Events page in the Investors section of the Company’s website (www.zentaris.com). The webcast replay will be archived for 90 days following the event.

About Aeterna Zentaris Inc.

Aeterna Zentaris is a specialty biopharmaceutical company developing and commercializing a diversified portfolio of pharmaceutical and diagnostic products focused on areas of significant unmet medical need. The Company’s lead product, macimorelin (Macrilen™), is the first and only U.S. FDA and European Commission approved oral test indicated for the diagnosis of adult growth hormone deficiency (AGHD). The Company is leveraging the clinical success and compelling safety profile of macimorelin to develop it for the diagnosis of childhood-onset growth hormone deficiency (CGHD) in collaboration with Novo Nordisk. The Company is also leveraging the clinical success and compelling safety profile of macimorelin to develop it for the diagnosis of childhood-onset growth hormone deficiency (CGHD), an area of significant unmet need.

Aeterna Zentaris is dedicated to the development of therapeutic assets and has recently taken steps to establish a growing preclinical pipeline to potentially address unmet medical needs across a number of indications, including neuromyelitis optica spectrum disorder (NMOSD), hypoparathyroidism and amyotrophic lateral sclerosis (ALS; Lou Gehrig’s disease). Additionally, the Company is developing an oral prophylactic bacterial vaccine against SARS-CoV-2, the virus that causes COVID-19.

For more information, please visit www.zentaris.com and connect with the Company on Twitter, LinkedIn and Facebook.

Investor Contact:

Jenene Thomas
JTC Team
T (US): +1 (833) 475-8247
E: aezs@jtcir.com